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STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 202 261 3092 Fax

April 12, 2013

VIA EDGAR

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Avenue Income Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-187149; 811-22485

Dear Mr. Minore:

This letter responds to comments in your letter dated April 3, 2013, as supplemented on April 10, 2013 and April 11, 2013 in telephonic discussions with Allison M. Fumai of Dechert LLP, with respect to your review of the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2013 (the “Registration Statement”).  We have reproduced your comments below, followed by our responses.  Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”).  Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement

1.                                      Comment:            In your response letter, discuss the consideration that the Fund’s Board of Directors (the “Board”) gave to the determinations and findings set forth in Release No. IC-9932.

Response:             The Board considered the terms of the Offer, including the factors required by Release No. IC-9932, as modified and superseded by Association of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985) and SEC No-Action Letter (Feb. 11, 1993).  In particular, the Board took into account information received from and presentations by the Adviser and the dealer manager for the Offer (the “Dealer Manager”) designed to demonstrate that (i) the Offer was designed to fully protect Common Shareholders’ preemptive rights, if any, noting that Common Shareholders do not have preemptive rights and to be nondiscriminatory; (ii) management would use its best efforts to ensure an adequate trading market for Common Shareholders who do not exercise their Rights by requesting that the Rights trade on the New York Stock Exchange (the “NYSE”) and by retaining the Dealer Manager for the Offer, a subscription agent for the Offer (the “Subscription Agent”) and an information agent for the Offer (the “Information Agent”); and (iii) the ratio of the Offer does not exceed one new share for each three Rights.

The Board then determined in good faith that the Offer: (i) could reasonably be expected to result in a net benefit to existing shareholders, including those who choose not to exercise their Rights (i.e., that non-exercising shareholders would be compensated in some manner for their dilution) based in particular on factors 1—7 below; and (ii) was in the best interests of the Fund and its shareholders. In making these determinations, the Board considered a number of factors, including:

1.                                      the size of any current and projected discount;

2.                                      the extent of any dilution;

3.                                      the ratio of the offered Common Shares to Rights;

4.                                      the size of the Offer in relation to the number of Common Shares outstanding;

5.                                      the use to be made of the proceeds from the Offer and the projected return to shareholders therefrom;

6.                                      whether a market will exist for any transferable Rights;

7.                                      the compensation to the Dealer Manager;

8.                                      how the terms for the Offer will be determined, such as the subscription price;

9.                                      whether the Rights should be transferable or non-transferable;

10.                               that transferable rights may introduce new investors to the Fund, thereby broadening the Fund’s shareholder base;

11.                               the potential for additional assets to reduce expenses per share due to economies of scale;

12.                               whether the use of underwriters or agents is beneficial; and

13.                               alternative means to raise assets, including:

a.     follow-on offerings of common shares;

b.     issuance of preferred stock or debt; and

c.     bank borrowings.

In considering the above, the Board discussed various considerations, including potential benefits and costs of the Offer to shareholders.  In particular, the Board considered the Adviser’s belief that the Offer would better enable the Fund to take advantage more fully of existing and future investment opportunities that may be or may become available, consistent with the Fund’s primary investment objective to seek a high level of current income with a secondary objective of capital appreciation. The Board also considered various other factors including: (i) the size, pricing and structure of the Offer, (ii) that the Offer, if it is well-subscribed, could increase the liquidity of the Common Shares on the NYSE, where the Fund’s Common Shares are traded; (iii) the opportunity the Offer represents for current shareholders to buy shares at a discount to NAV or market price, or, in many cases, both; (iv) the costs of the Offer, including dilution of Common Shareholders’ interests through the Offer and fees paid to the Dealer Manager; and (v) the possible negative effect on market price of Common Shares the Offer may have.  The Board also considered the Fund’s prior 2012 rights offering, including: (i) the percentage of existing shareholders that exercised the rights; (ii) the size of the offering and net proceeds to the Fund; (iii) the dilutive effect of the offering; (iv) the offering expenses incurred; and (v) the investments made by the Fund with the proceeds and the Fund’s subsequent performance.

2.                                      Comment:            In your response letter, describe the Fund’s plans regarding registering rights under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Response:             The Fund does not intend to register the rights under the 1934 Act in reliance on Rule 12a-4 thereunder.

Prospectus

Cover Page

3.                                      Comment:            In your response letter, confirm that the Offer will entitle the Fund’s record date Common Shareholders to purchase one new Common Share for a maximum of every three Rights held.

Response:             The Fund confirms that the Offer will entitle the Fund’s record date Common Shareholders to purchase one new Common Share for a maximum of every three Rights held.

4.                                      Comment:            Each bold face paragraph, as well as the pricing table, which currently appear on page 2, must instead be presented on the outside front cover page of the prospectus.

Response:             The referenced disclosure will appear on the outside front cover page of the prospectus.

Pricing Table

5.                                      Comment:            Provide footnote disclosure that identifies the estimated total and per share dollar amount of any other fees and expenses of the Offer that the Fund’s Common Shareholders will bear directly or indirectly.  In this regard, also include such amounts in the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

Response:             The disclosure has been revised accordingly.

6.                                      Comment:            In your response letter, confirm that all payments for structuring fees, additional compensation, or solicitation incentives will not extend beyond the Fund’s initial Offer period.  File all such agreements relating to the payment of such amounts as exhibits to the Registration Statement.

Response:             The payments pursuant to the Dealer Manager Agreement, the Soliciting Dealer Agreement and Selling Group Agreement, all of which will be filed as exhibits in the Amendment, will not extend beyond the Fund’s initial

Offer period. There are no other arrangements to pay structuring fees, additional compensation, or solicitation incentives in connection with the Offering.

7.                                      Comment:            In your response letter, explain why it is appropriate to characterize the “sales load” as such.  In this regard, explain the basis for the imposition of a sales load on the subscription price and describe the sales effort involved with a rights offering.

Response:             Section 2(a)(35) of the Investment Company Act of 1940, as amended (the “1940 Act”), which is referred to in Instruction 2 to Item 1.g of Form N-2, defines “sales load” as “the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer . . . less any portion of such difference deducted for trustee’s or custodian’s fees, insurance premiums, issues taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities.”  In addition, that Instruction notes that sales load includes “underwriting discounts and commissions,” referencing the definition of “commission” found in paragraph 17 of Schedule A of the Securities Act of 1933, as amended (the “1933 Act”).  Paragraph 17 of Schedule A defines “commission” as including “all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made, in connection with the sale of such security.”

The Fund believes that, in connection with the Offer, the 3.75% fee that the Dealer Manager will receive is a “commission” as defined under the 1933 Act, because it is an item of “value” to be paid to the Dealer Manager “in connection with the sale” of the Rights and Common Shares of the Fund.  In particular, the Dealer Manager, pursuant to the Dealer Manager Agreement, will solicit the exercise of Rights and participation in the Over-Subscription Privilege and will be responsible for forming and managing a group of selling broker-dealers, the Selling Group Members, who will each enter into a Selling Group Agreement with the Dealer Manager to solicit the exercise of Rights and to sell Common Shares purchased by the Selling Group Member from the Dealer Manager.  The Dealer Manager will also enter into a Soliciting Dealer Agreement with other soliciting broker-dealers, the Soliciting Dealers, who will solicit the exercise of Rights.

The 3.75% sales load that the Dealer Manager will receive in connection with the Offer will compensate the Dealer Manager for these solicitation efforts, as well as its financial structuring and solicitation services. Accordingly, the 3.75% fee payable to the Dealer Manager is a “sales load” for purposes of Form N-2 and Section 2(a)(35) of the 1940 Act.

Purpose of The Offer (page 6)

8.                                      Comment:            Include, as part of the background discussion of the purpose of the Offer, a brief summary of the salient terms of the Fund’s 2012 rights offering.  Also disclose whether the Fund may make future offerings of rights to subscribe for its Common Shares, and, if so, that any future rights offerings in which the subscription price is less than the NAV will result in an immediate dilution of NAV for all Common Shareholders.

Response:             The disclosure has been revised accordingly.

9.                                      Comment:            Disclose whether, in making its determination that the Offer is in the best interests of the Fund and its Common Shareholders, the Board considered the Fund’s 2012 rights offering.

Response:             The disclosure has been revised to note that the Board considered the Fund’s 2012 rights offering in connection with its determination that the Offer is in the best interests of the Fund and its Common Shareholders.

10.                               Comment:            Expand the last paragraph of this section to clarify that all of the costs of the Offer will be borne by the Fund’s Common Shareholders whether or not they exercise their Rights.

Response:             The disclosure has been revised accordingly.

Investment Philosophy (page 14)

11.                               Comment:            The Staff notes the disclosure regarding the Fund’s investments in credit obligations where the Fund may invest in the same securities or other credit obligations in which other accounts managed by the Adviser, including private funds, also invest.  Please supplementally confirm that such investments are not prohibited by the 1940 Act.

Response:             The Fund’s investments in credit obligations where the Fund invests in the same securities or other credit obligations in which other accounts managed by the Adviser, including private funds, also invest, are not prohibited by the 1940 Act and are consistent with the conditions in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (pub. avail. Jun. 7, 2000) and SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sep. 5, 1995).

Leverage (page 15)

12.                               Comment:            Disclose the name of the lender with whom the Fund has entered into the Credit Facility.  Also file the Credit Facility agreement as an exhibit to the Registration Statement.  We note that Part C identifies a credit facility, but are uncertain whether it is current or not.

Response:             The disclosure has been revised accordingly to disclose the name of the lender with whom the Fund has entered into the Credit Facility, and an amendment to the Credit Facility agreement extending the term of the Credit Facility through March 7, 2014 will be filed as an exhibit to the Amendment.

Fund Expenses (page 29)

13.                               Comment:            We note that the Fund’s current expense reimbursement agreement will expire on February 28, 2014.  Will the reimbursement agreement be extended for at least 12 months from the effective date of the prospectus and filed as an exhibit? If not, why not? We may have further comment.

Response:             The disclosure has been revised to state that the Fund’s current expense reimbursement agreement will expire on April 30, 2014, and an amended agreement will be filed as an exhibit to the Amendment.

14.                               Comment:            The headings for the columns “Annual expenses” and “As a Percentage of Net Assets Attributable to Shares” should be combined under the heading “Annual Expenses (as a percentage of net assets attributable to common shares).”

Response:                                        The disclosure has been revised accordingly.

15.                               Comment:            In your response letter, explain why the expense that is currently identified as a “Sales load” is not more properly characterized as an operating expense of the Fund.  See Section 2(a)(35) of the Investment Company Act of 1940.

Response:             Please see the response to comment 7 above.

16.                               Comment:            Expand the last sentence of footnote (3) to clarify that the “interest expense on bank borrowings” fee table line item includes the expected interest expense on the maximum amount to which the Fund intends to borrow during the next twelve months.

Response:             The disclosure has been revised accordingly.

17.                               Comment:            In your response letter, provide support for the appropriateness of the assumption set forth in footnote (6) that the Offer will be fully subscribed.

Response:             The Fund believes that the assumption that the Offer will be fully subscribed is appropriate because the Fund will retain a dealer manager to assist the Fund in obtaining subscriptions, and the Fund’s experience with the 2012 rights offering, which was over-subscribed.  The Fund also considered materials provided by the Dealer Manager showing that the majority of the similarly structured recent rights offerings by closed-end funds have been fully subscribed.

18.                               Comment:            We note from footnote (7) that the Fund may be “liable” to the Adviser to repay reimbursed amounts under the current reimbursement agreement.  Because the Fund apparently is required to repay the Adviser, describe, in your response letter, the Fund’s current plans to record as a liability on its financial statements the amounts that are reimbursed from the Adviser.

Response:             If the ratio of “Other expenses” to net assets attributable to Common Shares falls below 0.50% within three years after the reimbursement, the Fund will record a liability to the Adviser not to exceed the lesser of (i) the difference between the then-current “Other expenses” ratio of 0.50% and (ii) the dollar amount reimbursed.  The ratio of “Other expenses” has not been below 0.50% to date, so no liability is currently required to be recorded.

19.                               Comment:            We note the absence of the Acquired Fund Fees & Expenses (“AFFE”) line item from the Fund’s fee table.  Please confirm to us in your response letter that any AFFE applicable to the Fund are less than one basis point and have been included in Other Expenses or revise the disclosure to reflect AFFE in the table under its own separate caption.

Response:             The Fund confirms that any AFFE applicable to the Fund are less than one basis point and have been included in Other Expenses.

20.                               Comment:            To the extent applicable, confirm in your response letter that all expenses associated with reverse repurchase agreements are reflected in the Fund’s fee table presentation.

Response:             The Fund confirms that all expenses associated with reverse repurchase agreements are reflected in the Fund’s fee table presentation.

21.                               Comment:            In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Dealer Manager, Selling Group Members, Soliciting Dealers and others are included in the prospectus fee table and expense example presentation.

Response:             The Fund confirms that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Dealer Manager, Selling Group Members, Soliciting Dealers and others are included in the prospectus fee table and expense example presentation.

22.                               Comment:            In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (3) and (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

23.                               Response:             The Fund confirms that the types of leverage, as well as their associated expenses, assumed in footnotes (3) and (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

24.                               Comment:            Expand footnote (4) to clarify why the use of the Fund’s January 27, 2011 commencement of operations date is appropriate.

Response:             Footnote (4) has been revised to clarify that the advisory fee has been derived using information from the Fund’s fiscal year ended October 31, 2012.

Description of Common Shares (page 43)

25.                               Comment:            Revise the information contained in the table on page 45 and footnotes thereto to conform to the requirements of Instructions 4 and 5 to Item 8.5.b.of Form N-2.

Response:             The disclosure has been revised accordingly.

Distribution Arrangements (page 89)

26.                               Comment:            Please confirm to the staff whether the Financial Industry Regulatory Authority (“FINRA”) has approved the terms of the Dealer Manager Agreement for the Fund’s Offer.

Response:             FINRA is currently reviewing the terms of the Offer.  The Offer will not commence until FINRA has approved the terms of the Dealer Manager Agreement for the Fund’s Offer.

27.                               Comment:            File, as exhibits to the Registration Statement, all agreements in respect of the services to be rendered and the compensation to be paid pursuant to the arrangements described in this section and under “Compensation to Dealer Manager.”

Response:             The referenced exhibits will be filed with the Amendment.

Compensation to Dealer Manager (page 90)

28.                               Comment:            Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund’s Rights and Common Shares.

Response:             The Dealer Manager is providing the services as set forth in the revised section “Distribution Arrangements” and receiving the fees as set forth in the revised section “Compensation to Dealer Manager.”  Pursuant to the Dealer Manager Agreement, which will be filed as an exhibit to the Amendment, the Dealer Manager will receive a fee, the sales load, equal to the 3.75% of the Subscription Price for each Common Share issued pursuant to the Offer.  The Fund will also reimburse the Dealer Manager for a portion of the expenses of the Dealer Manager incurred in connection with its activities under the Dealer Manager Agreement in an amount not to exceed $100,000, which amount is included in the expenses associated with the Offer.

Pursuant to the Dealer Manager Agreement, in addition to soliciting the exercise of Rights and participation in the Over-Subscription Privilege, the Dealer

Manager will be responsible for forming and managing a group of selling broker-dealers, the Selling Group Members, who will each enter into a Selling Group Agreement with the Dealer Manager to solicit the exercise of Rights and to sell Common Shares purchased by the Selling Group Member from the Dealer Manager, and entering into a Soliciting Dealer Agreements with other soliciting broker-dealers, the Soliciting Dealers, who will solicit the exercise of Rights.  Selling Group Members will receive selling fees equal to 2.50% of the Subscription Price for each Common Share issued pursuant to the Offer or the Over-Subscription Privilege as a result of their selling efforts and Soliciting Dealers will receive solicitation fees equal to 0.50% of the Subscription Price for each Common Share issued pursuant to the exercise of Rights as a result of their soliciting efforts.  Such selling fees and solicitation fees will be reallowed by the Dealer Manager from the dealer manager fee (the sales load of 3.75%) paid by the Fund.   Therefore, such selling fees and solicitation fees are not fees paid by the Fund in excess of the sales load of 3.75%.

Statement of Additional Information

Management of the Fund (page 12)

29.                               Comment:                                     In your response letter, reconcile the designation of Ms. Julie Dien Ledoux as an independent trustee of the Fund with the information contained in asterisked footnote appearing on page 19.  Please also update the information in the footnote regarding historical aggregate payments and supplementally confirm when the Fund expects the payments to Ms. Dien Ledoux from the private investment funds in which Ms. Dien Ledoux has an incentive allocation interest (the “Private Funds”) will cease.  Also, please confirm whether the private funds referred to in comment 11 make the payments disclosed in the asterisked footnote appearing on page 19.

Response:                                        As discussed further below, Ms. Dien Ledoux is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (or the Adviser).  While there are a number of criteria that could give rise to a determination that a person would be deemed an interested person of the Fund,(1)

(1)                                 Based on the Fund’s disclosure, there is no basis to conclude that any of the other definitional criteria for an “interested person” of the Fund are applicable to Ms. Dien Ledoux.  Similarly, the Fund conducted due diligence relating to all of the trustees and concluded that Ms. Dien Ledoux was not an “interested person” of the Fund.  Consequently, we are not providing an exhaustive discussion of all of the provisions of Section 2(a)(19).

given the comment’s reference to the disclosure on page 19 of the SAI, this response will focus on whether Ms. Dien Ledoux is an “affiliated person” of the Adviser as defined in Section 2(a)(3) or has a “material business or professional relationship” with the adviser that could provide the basis for a Commission order determining that she is an “interested person” of the adviser (and of the fund) under Section 2(a)(19)(b)(vii) of the 1940 Act.(2)

Ms. Dien Ledoux is not an “affiliated person” of the Adviser.  If a person is an “affiliated person” of a fund’s investment adviser, that person is an interested person of the adviser and the fund under Section 2(a)(19).(3)  Under Section 2(a)(3) of the 1940 Act, Ms. Dien Ledoux would be an “affiliated person” of the Adviser if (A) she directly or indirectly owns, controls or holds the power to vote, five per cent or more of the outstanding voting securities of the Adviser; (B) she directly or indirectly controls the Adviser; or (C) she is an officer, director, partner, copartner, or employee of the Adviser. Ms. Dien Ledoux does not own any outstanding voting or nonvoting securities of the Adviser,(4) nor does she control the Adviser.  Further, she has not been employed by the Adviser since 2007 and is therefore not an officer, director, partner, copartner, or employee of the Adviser.

Similarly, neither her passive limited liability company investment of less than $10,000, nor her contractual interest in the profits of several private investment funds (the “Private Funds”) managed by affiliated persons of the Adviser, as disclosed on page 19 of the SAI, makes Ms. Dien Ledoux an affiliated person of the Adviser.

As noted on page 19 of the SAI, Ms. Dien Ledoux’s investment is an interest in an investment vehicle managed by the Adviser, not an investment in the Adviser

(2)                                 In order for a material business or professional relationship to make a person an interested person of the adviser under Section 2(a)(19)(B)(vii) the Commission must have issued an order determining that such a relationship has existed between a person and the adviser, the principal underwriter or the principal executive officer of such adviser or underwriter during the last two completed fiscal years of the fund.  While this provision is not self-executing, this response nonetheless explains why we do not believe there is a basis for such a determination.

(3)                                 See paragraphs (B)(i) and (A)(iii) of Section 2(a)(19).

(4)                                 We note that the absence of an ownership interest in the Adviser also means that Ms. Dien Ledoux is not an interested person of the Adviser by reason of Section 2(a)(19)(B)(iii).

itself.  Her interest, therefore, is quite analogous to a disinterested director of one fund owning shares of another fund managed by the same adviser or a separate account managed by the investment adviser where there is no favoritism shown towards the director with respect to fees or other special treatment(5) and should not give rise to an affiliated person relationship.

Ms. Dien Ledoux does not have a “Material Business or Professional Relationship” with the Adviser.  As disclosed on page 19 of the SAI, Ms. Dien Ledoux also receives or may receive certain payments of a contractual nature from certain of the Private Funds.  As explained further below, the amounts include for the most part deferred compensation related to Ms. Dien Ledoux’s prior employment by Avenue Capital Management, LLC (“Avenue”), predecessor to the Adviser, which ended over five years ago.  Further, certain amounts may fluctuate and can be as little as zero.  An affiliate of the Adviser serves as general partner of the Private Funds and receives compensation based on the performance of the Private Funds.  The general partner earns the compensation and transfers over a portion of it to the Adviser to pay certain contractual obligations owed to past and present employees of the Adviser.  A portion of this amount is paid to Ms. Dien Ledoux, who was involved in the management of the Private Funds prior to 2007, as a form of deferred compensation that is calculated based on the length of the employee’s employment with the Adviser.  This deferred compensation decreases over time.  While this compensation is technically paid by the Adviser, the amount earned is wholly dependent on the performance of the Private Funds themselves.  This arrangement was established more than five years ago(6) and was intended to provide a form of deferred compensation for services that Ms. Dien Ledoux rendered to the Adviser more than five years ago.(7)  While Ms. Dien Ledoux remains entitled to receive compensation from the Private Funds based on the profits of those Funds, the arrangement, and the services giving rise to that

(5)                                 See Interpretive Matters Concerning Independent Directors of Investment Companies, Release No. IC-24083 (October 14, 1999) (the “Interpretive Release”).

(6)                                 “The staff has stated that the Commission may determine a fund director to be ‘interested’ if he or she has, at any time during the two-year period, directly or indirectly engaged (or proposed to engage) in any material transactions (or proposed material transactions) with a Specified Entity.”  Id.

(7)                                 “The staff believes that the Commission may determine a fund director to be ‘interested’ if he or she currently holds or held, at any time since the beginning of the last two completed fiscal years of the fund (the ‘two-year period’), certain positions with a Specified Entity.”  Id.

arrangement, were established more than two years ago, and such Private Funds are winding down and have not accepted a new investment since 2009.  As noted in the Interpretive Release, in considering whether there has been a material business relationship, the focus is on when the particular actions occurred.  By way of example, the Interpretive Release noted that a person who had been a portfolio manager of the Adviser within the past two fiscal years, could be deemed to have had a material business or professional relationship with the Adviser.  However, as noted above, this is not the case with Ms. Dien Ledoux, who has not been employed with the Adviser since 2007.

The 2002 Contractual Compensation.  In January 2002, Ms. Dien Ledoux entered into a contract with Avenue that established the terms of her employment relationship with Avenue.  Included in the contract was an incentive compensation arrangement.  The incentive compensation provided that Ms. Dien Ledoux was contractually entitled to receive a percentage of the carried interest (i.e., a performance fee) earned by certain Private Funds.(8)  The carried interest was not directly paid by the Private Fund to Ms. Dien Ledoux, but was paid by Avenue to Ms. Dien Ledoux based solely on amounts earned by the general partner to the Private Funds.  This is sometimes known as “phantom” interest.

As with other employees of Avenue who were subject to this arrangement, the 2002 Contractual Compensation relating to the carried interest would continue to be payable to eligible employees(9) after they left Avenue so long as the Private Funds continued to operate.  While the 2002 Contractual Compensation was not fixed (i.e., it was subject to certain adjustments subsequent to 2002), these terms had been fully established by the time Ms. Dien Ledoux left Avenue in 2007.  Moreover, the terms of the 2002 Contractual Compensation provided that the percentage of the carried interest payable to Ms. Dien Ledoux would gradually decrease following the ending of her employment relationship as the formula for determining the 2002 Contractual Compensation is time-weighted depending on number of days an employee is employed by the Adviser after the Private Fund commences operations. Such amount is subject to constant fluctuation and may be as little as zero if the Private Fund does not earn any carried interest.

(8)                                 The Private Funds that were covered by this arrangement were those for which Ms. Dien Ledoux provided relevant investment assistance.

(9)                                 These amounts are payable to former employees shortly after the general partner of the Private Funds receives the carried interest.

2.  The 2002 Contractual Compensation does not constitute a material business relationship with the Adviser

The 2002 Contractual Compensation does not create a conflict with respect to the Fund.(10)  The deferred amounts earned are based on the economic performance of the Private Funds and are not related in any way to the economic performance of the Adviser or Avenue. Further, the terms of the compensation were contractually established beginning over ten years ago and were not subject to change subsequent to Ms. Dien Ledoux leaving Avenue in 2007.  There is nothing inherent in her prior employment or the 2002 Contractual Compensation arrangement that in any way would make Ms. Dien Ledoux feel beholden to the Adviser.

The Adviser has no ability to impact the 2002 Contractual Compensation based on any actions that Ms. Dien Ledoux takes as a Trustee of the Fund.  Also, because the 2002 Contractual Compensation is based on the performance of the Private Funds, and not on the financial results of the Adviser or Avenue, this arrangement should not create a conflict in connection with the Fund nor does it constitute a material business relationship with the Adviser.

As of March 31, 2013, the Adviser and its affiliates (the “Firm”) had approximately $11.5 billion in assets under management (“AUM”). Of this amount, the Private Funds constitute approximately 0.77% of the Firm’s AUM.  Assuming the Offering is fully subscribed, the Fund’s assets would constitute approximately 2.13% of the Firm’s AUM.  Consequently, a decision by the Board of Trustees regarding renewal or termination of the Adviser with respect to the Fund would not have a material impact on the Adviser’s financial condition.

As a result of the foregoing, we do not believe that Ms. Dien Ledoux’s investments in, and contractual arrangements with, the Private Funds or her prior employment by Avenue either (i) make her an affiliated person of the Adviser or (ii) constitute a material business or professional relationship of the type upon which the Commission could base a determination that she is an interested person under Section 2(a)(19)(B)(vii).

(10)                          We note, for example, that the relationship described herein is far more remote from the Trust than those relationships identified in the Interpretative Release as giving rise to a material business relationship (e.g. someone who had served as a portfolio manager of the specific fund at issue within the past two years).

The Fund expects that the majority of the payments to Ms. Dien Ledoux from the Private Funds will be made prior to the end of 2013. The Fund confirms that the private funds referred to in comment 11 do not make the payments discussed in the asterisked footnote on page 19 of the SAI.

Part C

Signatures

30.                               Comment:                                     Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the Registration Statement also be signed the Fund’s principal accounting officer or comptroller.

Response:                                        The Fund acknowledges the signature requirements of Section 6(a).  The Registration Statement has been signed by at least a majority of its Board of Trustees and by the Fund’s president and chief executive officer and the Fund’s treasurer and chief financial officer.  The Fund has neither a principal accounting officer nor a comptroller.

Closing

31.                               Comment:                                     If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the Registration Statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:                                        We acknowledge the comment.

32.                               Comment:                                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:                                        We acknowledge the comment.

33.                               Comment:                                     Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:                                        We acknowledge the comment.

34.                               Comment:                                     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:                                        We acknowledge the comment.

35.                               Comment:                                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response:                                        The Fund does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

36.                               Comment:                                     You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response:                                        We acknowledge the comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier